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SE 

17016739

SEC Processing Section
MAR 06 2017
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69664

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RLJ Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Bethesda Metro Center, Suite 1000
(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven C Bender (646) 290-7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

300 Tice Blvd, Suite 315	Woodcliff Lake	NJ	07677
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernita Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Impactive Advisors, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of MARYLAND
County of MONTGOMERY

Subscribed and sworn to (or affirmed) before me on this 3 day of MARCH, 2017 by DRIVERS LICENSE proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

FAITH C. SMALLS
NOTARY PUBLIC
MONTGOMERY COUNTY
MARYLAND
MY COMMISSION EXPIRES APRIL 22, 2019



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
RLJ Capital Markets LLC

We have audited the accompanying statement of financial condition of RLJ Capital Markets LLC, as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of RLJ Capital Markets LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supporting schedules required by SEA Rule 17a-5 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

February 28, 2017

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 | Tel: 201.712.9800 | Fax: 201.712.0988 | www.pkfod.com

RLJ CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash	$	137,279
Fixed Assets		3,385
Prepaid expenses and other assets		5,906
Total current assets		**146,570**
TOTAL ASSETS	**$**	**146,570**
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	25,068
Due to Affiliate		2,784
Total current liabilities		**27,852**
Member's equity		**118,718**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**146,570**

See Notes to Financial Statements

RLJ CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues	$ -
Expenses	
Payroll	$ 731,308
Professional services	199,978
Travel and entertainment	51,008
Rent	39,055
Other operating expenses	65,047
	1,086,396
Net Loss	**$ (1,086,396)**

See Notes to Financial Statements

RLJ CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

		December 31, 2016
Balance at January 1, 2016	$	821,764
Net Loss		(1,086,396)
Capital Contributions		383,350
Balance at December 31, 2016	$	118,718

See Notes to Financial Statements

RLJ CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

	December 31 2016
Cash flows from operating activities:	
Net Loss	$ (1,086,396)
Related party administrative expenses	58,350
Adjustments to reconcile net loss to net cash flows used in operating activites:	
(Increase) decrease in operating assets:	
Prepaid expenses and other assets	(101)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	17,955
Due to Afilliates	(80,076)
Net cash used in operating activities	(1,090,268)
Cash flows from investing activities:	
Purchase of fixed assets	(1,827)
Net cash used in investing activities	(1,827)
Cash flows from financing activities:	
Member contributions	325,000
Net cash provided by financing activities	325,000
Net decrease in cash	(767,095)
Cash, beginning of year	904,374
Cash, end of year	$ 137,279
Noncash investing and financing activities:	
Expenses paid by member on behalf of Company included as member contributions	$ 58,350

See Notes to Financial Statements

1. ORGANIZATION AND BUSINESS ACTIVITY

Formation

RLJ Capital Markets LLC (the "Company") was organized in the State of Delaware on June 29, 2015. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and on April 22, 2016, became a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is owned by RLJ Capital Markets Holdings, LLC and CR Financial Holdings, Inc.

The Company is approved to engage in business as a securities broker-dealer selling corporate equities over-the-counter; selling corporate debt securities; participating in a selling group, in corporate securities other than mutual funds, on a best efforts basis; providing the private placement of securities on an agency basis; and arranging for transactions in listed securities by an exchange member. The Company will not hold customer funds or safe-keep customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated as a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for federal or state taxes are included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statue remain subject to examination. As of December 31, 2016, the IRS has not proposed any adjustment to the Company's tax position.

Fixed Assets

Equipment is valued at cost less accumulated depreciation and impairment.

Depreciation is charged so as to write off the full cost of fixed assets over their estimated useful lives using the straight-line method. No depreciation expense was recorded for the year ended December 31, 2016.

Recently Issued Accounting Statements

The Company adopted the Financial Accounting Standards ("FASB") Accounting Standards Update 2014-15 (ASU 2014-15). "Presentation of Financial Statements – Going Concern". The amendments in this update provide guidance concerning management's responsibility to evaluate an entity's ability to continue as a going concern and to provide related footnote disclosures.

3. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2017, the date on which the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

4. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest rate or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance

also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees or indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016, the Company had net capital of $109,427 which was $104,427 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $27,852 to net capital was 0.25 to 1, which is less than the 15 to 1 maximum allowed.

6. RELATED PARTY TRANSACTIONS

Whereas the SEC and FINRA have condoned the use of expense sharing agreements for broker-dealers subject to specific guidelines which allows a parent or an affiliate of the broker-dealer to assume responsibility for payment of certain of the broker-dealer's expenses, the Company maintains an Expense Sharing Agreement with RLJ Companies, LLC (RLJC). The Company and RLJC agree that certain expenses of the Company deemed to be "non-regulatory" in nature shall be paid by RLJC and a portion of the expenses will be allocated to the Company. As of December 31, 2016, the payable due to affiliates of $2,784 represents the amount due for expenses paid by RLJC allocated to the Company.

7. GOING CONCERN

The financial statements were prepared on a going concern basis. The going concern basis assumes that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

During the year ended December 31, 2016, the company had a net loss of $1.1 million, negative cash flow from operations of $1.1 million, and positive working capital of $119,000. The positive working capital balance was due to having a cash balance of $137,000. Given the Company maintained positive working capital, **Management** believes that it will have sufficient capital to operate over the next 12 months in the capacity it is operating. Any additional funding necessary prior to generated revenues will be contributed by the corresponding partners.

8. INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connections with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under theses indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

9. CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At times, the cash balance exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.


RLJ
CAPITAL
MARKETS

RLJ CAPITAL MARKETS, LLC
Supplemental Information to Financial Statements
December 31, 2016

RLJ CAPITAL MARKETS, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE TIME PERIOD APRIL 22 TO DECEMBER 31, 2016

Total member's equity		$ 118,718
Non-allowable assets, deductions and charges:		
Prepaid expenses and other assets	5,906	
Fixed Assets	3,385	
Total non-allowable assets, deductions and charges		9,291
Net capital		$ 109,427
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $27,852)		$ 1,857
Minimum dollar net capital requirement		5,000
Minimum capital required		5,000
Excess net capital		$ 104,427
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 106,642
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 27,852
Percentage of aggregate indebtedness to net capital		25%
Ratio of aggregate indebtedness to net capital		0.25 to 1

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differenc between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2016, filed on January 26, 2017.

See Notes to Financial Statements

INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

FOR THE TIME PERIOD APRIL 22 TO DECEMBER 31, 2016

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

RLJ CAPITAL MARKETS, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE TIME PERIOD APRIL 22 TO DECEMBER 31, 2016

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See Notes to Financial Statements



Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

To the Member of
RLJ Capital Markets LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) RLJ Capital Markets LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 28, 2017

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 I Tel: 201.712.9800 I Fax: 201.712.0988 I www.pkfod.com

Assertions Regarding Exemption Provisions

We, as members of management of RLJ Capital Markets, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision

The Company met the identified exemption provisions without exception throughout the period January 1, 2016 through December 31, 2016.

RLJ Capital Markets, LLC

By:



(Ernita Thomas, CEO)

3-1-17

(Date)



RLJ | CAPITAL MARKETS

RLJ CAPITAL MARKETS, LLC
Financial Statements
December 31, 2016

RLJ CAPITAL MARKETS, LLC
TABLE OF CONTENTS
December 31, 2016